Dominion Diamond Corporation files Technical Report for the Diavik Diamond Mine

YELLOWKNIFE, NT (March 25, 2015) - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce the Company has filed a technical report under National Instrument 43-101 for the Diavik Diamond Mine which includes an updated mineral reserves and mineral resources statement with an effective date of December 31, 2014. The report, entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report”, was prepared by the operator of the Diavik Diamond Mine (Diavik Diamond Mines (2012) Inc.) and may be found under the Company's profile on SEDAR and on the Company’s website at www.ddcorp.ca.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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